SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act Of 1934

Federated Premier Intermediate Municipal Income Fund

(Name of Subject Company (Issuer))

Federated Premier Intermediate Municipal Income Fund

(Name of Filing Person (Issuer))

Common Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

31423M105

(CUSIP Number of Class of Securities)

John W. McGonigle, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(412) 288-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Jennifer R. Gonzalez, Esq.

K&L Gates LLP

1601 K Street, NW

Washington, DC 20006

Telephone: (202) 778-9000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$19,446,892.45(a)	$2,253.90(b)

(a)       Calculated as the aggregate maximum purchase price to be paid for 1,396,465 shares in the offer, based upon a price of 98% of the net asset value per share of $14.21 on July 6, 2017.

(b)       Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,253.90	Filing Party: Federated Premier Intermediate Municipal Income Fund
Form or Registration No.: Schedule TO	Date Filed: July 14, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒       issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9 and Item 11.

This Amendment No. 4 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Federated Premier Intermediate Municipal Income Fund (NYSE: FPT), a Delaware statutory trust (the “Fund”), with the Securities and Exchange Commission (the “Commission”) on July 14, 2017, as amended by Amendment No. 1 to Schedule TO filed with the Commission on July 31, 2017, as amended by Amendment No. 2 to Schedule TO filed with the Commission on August 10, 2017, as amended by Amendment No. 3 to Schedule TO filed with the Commission on August 14, 2017 (as amended hereby, the “Schedule TO”). The Schedule TO relates to the Fund’s offer to purchase up to 20% of its outstanding common shares, par value $0.01 per share (the “Offer”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated July 14, 2017 and the related Letter of Transmittal, as the same may be amended or supplemented, copies of which have been filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Filed herewith as Exhibit (a)(5)(v) is a copy of the press release issued by the Fund dated August 17, 2017 announcing the final results of the Offer and the information contained therein is incorporated herein by reference.

Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 12.	Exhibits.

Exhibit No.	Document
(a)(5)(v)	Press Release issued by the Fund dated August 17, 2017.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Federated Premier Intermediate Municipal Income Fund

By: /s/ George F. Magera

Name: George F. Magera

Title: Assistant Secretary

Dated as of: August 17, 2017

Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated July 14, 2017.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Letter to Shareholders dated July 14, 2017.
(a)(1)(vii)	Notice of Withdrawal.
(a)(5)(i)	Press Release issued by the Fund dated July 14, 2017.
(a)(5)(ii) (a)(5)(iii) (a)(5)(iv) (a)(5)(v)

Press Release issued by the Fund dated July 31, 2017.

Press Release issued by the Fund dated August 10, 2017.

Press Release issued by the Fund dated August 14, 2017.

Press Release issued by the Fund dated August 17, 2017.